FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
ISIN – ZAE000018123
Issuer code: GOGOF

ISSUED SHARE CAPITAL OF GOLD FIELDS LIMITED ("GOLD FIELDS") AND SIBANYE GOLD LIMITED
("SIBANYE GOLD") IN RESPECT OF THE UNBUNDLING AND SEPARATE LISTING OF SIBANYE GOLD

Further to the announcement released on SENS on Thursday, 10 January 2013 ("Salient
Dates Announcement") and the Sibanye Gold Pre-Listing Statement posted to shareholders
on 10 January 2013, Gold Fields wishes to advise its shareholders ("Shareholders")
that the issued share capital of each of Gold Fields and Sibanye Gold is 731,648,614.

Sibanye Gold is expected to be listed on the JSE and the NYSE (on a "when issued"
basis) on Monday, 11 February 2013, following which, on 18 February 2013, Gold
Fields will unbundle its interest in Sibanye Gold to Shareholders (whether the
shares are held in the form of shares, ADRs or international depositary receipts).
Each Shareholder will receive one Sibanye Gold share for each Gold Fields share, or
one Sibanye Gold ADR for every four Gold Fields shares (as the case may be), held on
the applicable record date of the Transaction (as defined in the Salient Dates
Announcement).
Shareholders are encouraged to read this announcement in conjunction with the Salient
Dates Announcement.

Johannesburg
6 February 2013

Financial co-advisors to Gold Fields
JPMorgan Chase Bank, N.A. (Johannesburg Branch); Credit Suisse Securities (Europe)
Limited; and Barclays Bank PLC, acting through its investment bank

Sponsor to Gold Fields
J.P. Morgan Equities South Africa Proprietary Limited

South African legal advisors to Gold Fields
Edward Nathan Sonnenbergs

US and UK legal advisors to Gold Fields
Linklaters LLP

SA legal advisors to Gold Fields as to SA tax matters
DLA Cliffe Dekker Hofmeyr

US legal advisors to Gold Fields as to US tax matters
Fried, Frank, Harris, Shriver & Jacobson LLP

Communication advisors to Gold Fields
Brunswick SA Ltd

FORWARD-LOOKING STATEMENTS
Certain statements included in this announcement, as well as oral statements that may
be made by Gold Fields, Sibanye Gold or by their respective officers, directors or
employees acting on their behalf related to the subject matter hereof, constitute or
are based on forward-looking statements. Forward-looking statements are preceded by,
followed by or include the words "may", "will", "should", "expect", "envisage",
"intend", "plan", "project", "estimate", "anticipate", "believe", "hope", "can", "is
designed to" or similar phrases. These forward-looking statements involve a number of
known and unknown risks, uncertainties and other factors, many of which are difficult
to predict and generally beyond the control of Gold Fields or Sibanye Gold, that could
cause Gold Fields' and/or Sibanye Gold's actual results and outcomes to be materially
different from historical results or from any future results expressed or implied by

such forward-looking statements. Such risks, uncertainties and other factors include, among others, Gold Fields' ability to successfully complete the Transaction, the effect of the Transaction on Gold Fields' and Sibanye Gold's operations, Gold Fields' and Sibanye Gold's ability to implement their strategy and any changes thereto, Gold Fields' and Sibanye Gold's future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected level of gold price and other risks. Gold Fields and Sibanye Gold undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect any change in the Gold Fields' or Sibanye Gold's expectations with regard thereto.

THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 6 February 2013

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
            Relations and Corporate Affairs